Exhibit 99.1

YM BIOSCIENCES USA RECEIVES CLEARANCE FROM US TREASURY DEPARTMENT TO EXTEND CLINICAL PROGRAM FOR NIMOTUZUMAB

MISSISSAUGA, Canada - August 10, 2009 - YM BioSciences Inc. (NYSE Amex:YMI, TSX:YM, AIM:YMBA), a life sciences product development company that identifies and advances a diverse portfolio of promising cancer-related products at various stages of development, today announced that its wholly-owned subsidiary, YM BioSciences USA Inc. (YM-USA) has received a license from the US Department of the Treasury’s Office of Foreign Assets Control (OFAC) to further develop its lead product, nimotuzumab, for patients with solid tumor cancers in the United States.

“This license from OFAC to develop nimotuzumab in any cancer indication is a major step forward in our US development program and will allow us to immediately discuss our IND submissions with the FDA to include US patients in our randomized, double-blinded lung cancer and brain metastases trials,” said David Allan, Chairman and CEO of YM BioSciences. “Our development plans may also include extending some of the Phase III trials being conducted worldwide into the US.  There are quantifiable physical, emotional and financial costs that result from the numerous and severe toxicities of the currently available EGFR-targeting drugs which are not evident with the administration of our drug. Nimotuzumab has been demonstrating efficacy in trials throughout the world and we are very pleased that US patients will now have the opportunity to receive the drug and that a broader group of US oncologists will gain experience with it. Our goal is to bring this therapeutic option, already approved for marketing in 18 countries, to patients in the US as rapidly as possible.”

Mr. Allan added, “We have also applied to OFAC for a license to make nimotuzumab available to US patients upon marketing approval by the FDA.  This is consistent with a 2009 Staff Report to the US Senate Committee on Foreign Relations (SCFR) entitled ‘Changing Cuba Policy - In the United States’ National Interest,’ which recommended pharmaceutical imports from Cuba’s rapidly developing biotech industry.  We are most appreciative of the extensive support we have received for our application from SCFR Chairman Senator John Kerry (D-MA), Western Hemisphere Subcommittee Chairman Senator Chris Dodd (D-CT) and SCFR Ranking Member Senator Richard Lugar (R-IN) and for their acute understanding of the needs of cancer patients. Such licenses have been previously granted to two companies seeking to commercialize Cuban-origin therapeutics in the US and we have ongoing discussions with OFAC in this regard.”

YM USA previously received a license from OFAC to import nimotuzumab into the US to conduct a study of nimotuzumab in children suffering from recurrent diffuse intrinsic pontine glioma. This trial is ongoing at 10 of the principal oncology hospitals in the US and data is expected in 2010. Nimotuzumab is also available on a compassionate use basis in the US for children with this condition and is designated an Orphan Drug for adult and pediatric glioma by the FDA as well as the EMEA for Europe.

Nimotuzumab is a humanized monoclonal antibody that targets the epidermal growth factor receptor (EGFR), licensed to YM’s majority-owned subsidiary, CIMYM BioSciences Inc., by CIMAB S.A., and developed at the Center of Molecular Immunology in Cuba. The drug has demonstrated efficacy in clinical trials without the serious side effects observed with the marketed EGFR-targeting drugs. Nimotuzumab has been administered to approximately 5,000 patients worldwide and is currently in 32 trials internationally of which 11 are being conducted by YM and its four licensees. Three of the latter are Phase III trials, including one being conducted by the internationally recognized National Cancer Center of Singapore, which selected nimotuzumab over the alternative antibodies because of its benign side effect profile.

About YM BioSciences
YM BioSciences Inc. is a life sciences product development company that identifies and advances a diverse portfolio of promising cancer-related products at various stages of development. The Company is currently developing two late-stage products: nimotuzumab, an EGFR-targeting Affinity-Optimized Antibody™, and AeroLEF®, a proprietary, inhaled-delivery composition of free and liposome-encapsulated fentanyl. YM has proven regulatory and clinical trial expertise and a diversified business model designed to reduce risk while advancing clinical products toward international approval, marketing and commercialization.

This press release may contain forward-looking statements, which reflect the Company's current expectation regarding future events. These forward-looking statements involve risks and uncertainties that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, changing market conditions, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process and other risks detailed from time to time in the Company's ongoing quarterly and annual reporting. Certain of the assumptions made in preparing forward-looking statements include but are not limited to the following: that nimotuzumab will continue to demonstrate a competitive safety profile in ongoing and future clinical trials; that AeroLEF® will continue to generate positive efficacy and safety data in future clinical trials; and that YM and its various partners will complete their respective clinical trials within the timelines communicated in this release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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